Exhibit 99.1

Ballard Announces Order for Modules to Power Scotland's First Fuel Cell-Powered Train

VANCOUVER, BC, Jan. 12, 2021 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced a purchase order from Arcola Energy ("Arcola"; www.arcolaenergy.com), a U.K.-based leader in hydrogen and fuel cell integration specializing in zero-emission solutions for heavy-duty vehicles and transport applications, for Ballard FCmoveTM-HD fuel cell modules to power a passenger train planned for demonstration during COP26, to be hosted by Glasgow City in November 2021. This project will contribute to Scotland's goal for net zero emissions by 2035.

Class 314 car passenger train (CNW Group/Ballard Power Systems Inc.)

Scottish Enterprise, Transport Scotland and the Hydrogen Accelerator, based at the University of St. Andrews, have appointed Arcola and a consortium of industry leaders in hydrogen fuel cell integration, rail engineering and functional safety to deliver Scotland's first hydrogen-powered train. The consortium will convert a Class 314 car passenger train, made available by ScotRail, into a deployment-ready and certified platform for hydrogen-powered train development. The Bo'ness and Kinneil Railway will provide engineering facilities and support for testing and public demonstrations.

Dr. Ben Todd, CEO of Arcola Energy said, "Hydrogen traction power offers a safe, reliable and zero-carbon alternative for Scotland's rail network. The hydrogen train project is an excellent opportunity for industry leaders in hydrogen, rail engineering and safety to collaborate with Scottish and other technology providers to develop a deployment ready solution."

Rob Campbell, Ballard Chief Commercial Officer noted, "Ballard is delighted to work with Arcola and other consortium members on the development of Scotland's first fuel cell-powered train. This project is an example of the growing global interest in fuel cells for the Medium- and Heavy-Duty Motive market, including rail applications, where heavy payload, long range and rapid refueling are key customer requirements."

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated market adoption of fuel cell products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 12-JAN-21